

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2011

<u>Via E-mail</u>
Gregory P. Stemm
Chief Executive Officer
Odyssey Marine Exploration, Inc.
5215 W. Laurel Street
Tampa, Florida 33607

   Re: Odyssey Marine Exploration, Inc.
      Form 10-K for the Year Ended December 31, 2010
      Filed February 28, 2011
      Definitive Proxy Statement on Schedule 14A
      Filed April 15, 2011
      File No. 001-31895

Dear Mr. Stemm:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments does not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

           Sincerely,

           /s/ Justin Dobbie

           Justin Dobbie
           Legal Branch Chief